AMBER OPTOELECTRONICS INC.

2283 Argentia Road, Unit 10, Box 8,

 Mississauga ON L5N 5Z2, Canada

Tel. 905 824 5306                                                                                                                Fax. 780 665 6194

September 10, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention:

Mr. Larry Spirgel

Assistant Director

Re:

Amber Optoelectronics, Inc.

Amendment No. 6 to Form S-1

Filed June 18, 2008

File No. 333-147225

Dear Mr. Larry Spirgel:

Please find enclosed our comments to your letter dated July 3, 2008, in reference to our Form S-1.

I consent to the use in this Registration Statement of Amber Optoelectronics Inc. on Form S-1

of your requirements dated July 3, 2008, which is a part of this Registration Statement.

Sincerely,

      /S/

John Campana

President

cc: Richard S. Lane, Esq.

Via Facsimile: (212} 737-3259

Table of Contents

GENERAL

COMMENT 1

COMMENT 2

COMMENT 3

COMMENT 4

COMMENT 5

RECENT DEVELOPMENTS, PAGE 10

COMMENT 6

LIQUIDITY AND CAPITAL RESOURCES, PAGE 13

COMMENT 7

COMMENT 8

SECURITY OWNERSHIP OF MANAGEMENT, PAGE 19

COMMENT 9

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 21

COMMENT 10

FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2007

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS, PAGE 28

COMMENT 11

NOTE 2.  INVENTORIES TO FINANCIAL STATEMENTS, PAGE 33

COMMENT 12

NOTE 5.  SHORT TERM BORROWING, PAGE 34

COMMENT 13

EXHIBIT 5.1

COMMENT 14

UNDERTAKINGS, PAGE 75

COMMENT 15

EXHIBIT 99.1

COMMENT 16

General

Comment 1

1. Include a prospectus cover page containing the information required by Regulation S-K Item 501, including the offering price.  Draft the prospectus cover page in plain English and do not use all capital letters, as this impedes its readability.  The prospectus cover page is the first page of the prospectus and must immediately follow the registration statement cover page and precede the table of contents and prospectus summary.

Revised.

Refer to Amendment No. 7 on Form S-1, Prospectus, page 2.

Comment 2

2. We note your response to prior comment three in our letter dated March 21, 2008 and the list of shareholders attached as Exhibit 99.1. Include the selling shareholder disclosure within the body of the prospectus in the format required by Item 507 of Regulation S-K, not in an exhibit. Identify the selling shareholders who are your directors and any selling shareholders who have had any material relationship with the company in the last three years, such as your counsel. File as exhibits to your registration statement any registration rights agreements between the selling shareholders and the company. If there are no such agreements, tell us this in your response letter.

As per your comment we deleted both the reference and Exhibit 99.1.  We revised and modified our initial response to the Selling Security Holders section where now include a Selling Security Holder table for your review, outlining the selling shareholders who are our directors and any selling shareholders who have had a material relationship with the company in the last three years.

Refer to Amendment No. 7 on Form S-1, Selling Security Holders, page 7.

Comment 3

3. We note your response to comment four in our letter dated March 21, 2008 and counsel's opinion attached as Exhibit 5.2. To date, you have not provided us with your analysis regarding why this offering should be deemed a true secondary offering, and not a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. In this regard, we again note in particular that you are registering for resale 25,728,850 shares of your common stock, which represents 100% of your common stock outstanding. Please revise to provide us with your complete analysis, addressing the following:

•

why the company is registering all of its outstanding shares;

•

how long the selling shareholders have held the shares;

•

the circumstances under which they received them;

•

their relationship to the issuer; the amount of shares involved;

•

whether the sellers are in the business of underwriting securities; and

•

why, under all the circumstances, the seller shareholders ought not be deemed to be acting as a conduit for the issuer.

In providing your analysis, avoid merely stating facts or making conclusions. Explain how the facts and circumstances support your contention that the offering is a true secondary offering. Lastly, please note that a legal opinion on this issue is not being requested nor is it required to be filed as an exhibit. You should provide your analysis in your response letter.

With respect to your comment #3, included in your letter dated July 3, 2008, please accept the following as our detailed analysis regarding why this offering should be deemed a true secondary offering and not a primary offering.

The company is registering all of its outstanding shares, which are owned by the shareholders of record, in order to avail the individual shareholders with the opportunity to sell their shares should the occasion arise. At this time there is no market for the shares held by the shareholders.

Amber Optoelectronics Inc. was incorporated in the State of Delaware on January 05, 2007 and, on that date, the 418 shareholders of Kerrie Acquisition, Corp. exchanged 15,278,850 shares with Amber Optoelectronics Inc. The company was entitled to use the exemption provided by Rule 504 of the Securities Act of 1933 relative to the exchange of its shares. Amber Optoelectronics Inc. filed a valid conforming FORM D on January 19, 2007 regarding the share exchange between the company and Kerrie, as aforesaid. Therefore, it is our contention that the above exchanged shares are neither a primary nor secondary offering. The 9,750,000 shares of restricted common stock were issued from treasury in connection with obtaining the exclusive Licensing Rights regarding the six Asian patents. Also, a further 700,000 shares of restricted common stock were issued to the three directors and the general counsel of the company.

With the exception of the above mentioned 10,450,000 restricted shares all remaining shareholders have held their shares for more than two years. The total amount of shares held by non affiliated shareholders is 25,028,850 shares. None of the current shareholders are underwriters, brokers or affiliated with a broker or underwriter, nor are any of the selling shareholders acting as a conduit for the issuer, or acting as an underwriter selling on behalf of the Issuer. The shareholders that received the 10,450,000 restricted shares received same for either services rendered or for payment regarding the exclusive Licensing Rights. These  details support our contention that this portion only is truly a secondary offering and it is our analysis that, with the exceptions of shareholders Campana, Parselias, McClelland, and Lane, the shareholders are not affiliated with, or related to, the Issuer and should be regarded as individual shareholders who, when and if, and if there is a market, they elect to sell their shares, the proceeds received from such sale will be for the benefit of the selling stockholder, and not for the benefit of the Issuer.

Comment 4

4. We note your response to comment six in our letter dated March 21, 2008. Please revise to provide in Part II of your registration statement the disclosure required by Item 701 of Regulation S-K for all securities sold within the last three years without registering the securities under the Securities Act. Please note that the "sale" of a security includes every contract of sale or disposition of a security or interest in a security, for value. Refer to Section 2(a)(3) of the Securities Act.  Therefore, a sale of securities would include an exchange of company shares for shares of another company and the issuance of shares as consideration for services. Assuming that you have had unregistered sales of your securities in the last three years, also revise page 17 to delete the statement that "there has been no sale of unregistered securities to date."

Revised. As noted we deleted the statement.

Refer to Amendment No. 7 on Form S-1, Recent Sales of Unregistered Securities, page 26.

Comment 5

5. We note your response to comment nine in our letter dated March 21, 2008.  Given that the gain on the asset disposal occurred in fiscal 2007, we do not understand why you have not included disclosure regarding it in your MD&A for that period. Please revise or advise.

Revised.  We have now included this disclosure in our MD&A, for the Twelve Month Period Ended December 31, 2007.

Refer to Amendment No. 7 on Form S-1, Management’s Discussion and Analysis of Operations, Twelve Months Ended December 31, 2007, page 18.

Recent Developments, Page 10

Comment 6

6. We note your response to comment 12 in our letter dated March 21, 2008, and the revised disclosure at pages 10 and 11.  As previously requested, please revise your MD&A to discuss the material terms of the purchase orders and letters of intent.  Include, among other things, disclosure concerning the dates on which the agreements were entered, how the values you have assigned to the agreements were determined, as well as the term and termination provisions for each agreement. Clarify in the summary and MD&A sections, as appears to be the case, that Amber Optoelectronics may not receive any revenues under the letters of intent, insofar as they are non-contractual and non-binding.

Amber Optoelectronics currently has a number of Purchase Orders with a total value of $41,000,000 USD on file, that have been signed and accepted (Refer to Exhibit 10.41).   At the same time, Amber Optoelectronics also has on file, Letters of Intent (LOI’s) valued at $92,000,000+ USD (Refer to Exhibit 10.42).    Sample copies are provided in both exhibits detailing the dates on which the agreements were entered, and additional information.

To determine the value associated with each agreement, Amber Optoelectronics creates an “internal” file, prior to the attainment of a Purchase Order to take into account the following;

Billing and supplier information

List of items/components to be purchased

Quantity and unit price of each item/component

Production run/schedule

Manpower & overhead costs

Delivery schedule

Termination provisions and penalties

Total cost of goods

Applicable margins

Customer “Sell to Price”

Payment Terms

Unit prices based on Purchase Order

Customer to issue Letter of Credit

Effective date on final delivery of products

Based on average (term) exchange rate

Purchase Orders

Our manufacturing facility becomes engaged only when a Purchased Order has been received, contracts and terms have been negotiated and all other relevant documentation has been validated

Amber Optoelectronics recognizes the value of a purchase order, once the products have left the manufacturing facility to be delivered to its customers.

Letters of Intent

Amber Optoelectronics typically initiates a Letter of Intent (LOI) with it customers to further define a mult-unit order and prior to the signing of a formalized agreement or contract.  An LOI is usually time intensive given the nature of manufacturing components, assembly, production time, manpower, delivery schedule and documentation requirements.  These LOI’s are usually not binding on either party, but this allows both parties to negotiate in good faith moving forward.  In most cases, an LOI is issued where the production run or delivery schedule is spread over a number of months.  Once the LOI has been finalized, one of several Purchase Orders may be provided detailing the delivery of a number fixed number of units per month (or other term).  It is not uncommon for one LOI to have 12 associated purchase orders provided during the course of a year.  Amber Optoelectronics does not recognize any revenue upon the issuance of an LOI.  These LOI’s, will however assist in production and sales forecasts.  Amber Optoelectronics may not receive any revenues under the letters of intent, insofar as they are non-contractual and non-binding.

Termination and Cancellation

Subject to Amber Optoelectronic’s Sales Order Acknowledgement “Terms and Conditions of Sale” our Termination and Cancellation reads as follows;

(a.) Buyer may terminate this contract in whole, or from time to time, in part, upon ninety (90) days advance written notice to Seller. In such event, Buyer shall be liable for termination charges which shall include: 1. a price adjustment based on the quantity of goods actually delivered, and 2. if goods ordered are a standard catalog item, Buyer will pay a cancellation and restocking charge for each unit cancelled equal to 20% of the purchase order item price, or if goods are non-

standard items built to the Buyer’s custom order, Buyer will pay for all cost, direct and indirect, incurred and committed for this contract, together with a reasonable allowance for prorated expenses and anticipated profits. (b.) If, in Seller's judgment, the Buyer's financial condition does not justify the terms of payment specified, Seller may cancel this contract unless Buyer shall immediately pay for all goods which have been delivered and pay in advance for all goods prior to delivery.

Refer to Amendment No. 7 on Form S-1, Management’s Discussion and Analysis of Operations, Twelve Months Ended December 31, 2007, page 21.

Liquidity and Capital Resources, Page 13

Comment 7

7. We note your response to comments 23 and 24 in our letter dated March 21, 2008, and the revised disclosure at page 13. Disclose the amounts advanced by Mr. Chen to the company in each period and explain why there is no repayment due Mr. Chen in return for his funding the company.  File any written agreements with Mr. Chen relating to his funding of the company.

Please note that in our earlier reference to comment 24, we stated that Jack Chen has contributed towards the funding of the company.  To clarify this statement, please note that Jack Chen funded earlier companies; namely, YI Shiang Plastics and Mei Pao Optoelectronics, but he did not fund Amber Optoelectronics Inc.

In the early part of 2005, a company known as, YI Shiang Plastics, ceased its operations.  In mid 2005, Mei Pao Optoelectronics commenced operations, with Jack Chen, representing Mei Pao Optoelectronics Co. Ltd. in Taiwan.   In July 2006, Mei Pao Optoelectronics Co. Ltd. faced financial difficulties and it was forced to cease its operations.  It wasn’t until late August that Jack Chen registered Amber Optoelectronics Co. Ltd. in Taiwan and commenced operations under that name.

To clarify our statement, Jack Chen, has not funded Amber Optoelectronics Inc., and there is no repayment required as a result.

Refer to Amendment No. 7 on Form S-1, Liquidity and Capital resources, page 13, and also

Refer to Amendment No. 7 on Form S-1, Liquidity and Capital resources, page 16.

Comment 8

8. We note your response to comment 25 in our letter dated March 21, 2008. We note your reference to the backlog of purchase orders and the accompanying exhibit. Please revise your disclosure and provide a more detailed description of this external source of liquidity. In particular, disclose when you will be required to fulfill these purchase orders and how many (in dollar terms) of these purchase orders will be fulfilled during the next twelve months.

We modified Exhibit 99.20 to reflect specific production allocation by each client and the “Delivery by Date”.  The sales forecasted revenue is computed both monthly and annually.  The production schedule is set for August 1, 2008 and we have provided additional detail regarding the fulfillment of the purchase orders (PO’s) and Letters of Intent (LOI’s) by referencing the PO and LOI number. Please note that the dollar amounts associated with LOI is purely for sales forecasting only, as LOI’s need to be converted to PO’s to be considered contractual, binding in nature and to accounted for, as revenue.

For the next twelve months our sales forecast (as per Purchase Orders and LOI’s) the dollar amount equates to $88,650,000.  As noted previously, an LOI is very different obligation than that of a PO as the LOI’s are non-contractual and non-binding.   As per our excellent relationship with these clients, we anticipate that the LOI’s will be converted to PO’s in the very near future.

Refer to Amendment No. 7 on Form S-1, Exhibit 99.20, page 99.

Security Ownership of Management, Page 19

Comment 9

9. Clarify whether Messrs. McClelland and Parselias are also directors of the company. Provide disclosure of director compensation required by Regulation S-K Item 402(r). In this regard, we note disclosure in footnote (iii) to the beneficial ownership table on page 21 that you issued to 200,000 shares to each of the company's three directors.

Revised.  Messrs. McClelland and Parselias are directors of the company and director compensation has been identified as per Regulation S-K Item 402(r).  The 100,000 shares issued to Mr. Richard Lane, plus the 200,000 shares given to each of the three directors of the company was consideration given to the attorney and directors for services rendered, and to be rendered.

Also, as outlined in Executive Compensation, the granting of shares (already provided) is the only compensation plan that we have at this time. We may adopt a plan in the future to pay or accrue cash compensation to our officers and directors for services rendered.  We currently do not have a stock incentive plan for the benefit of officers, directors or employees, but our Board of Directors may recommend the adoption of such programs in the future.

The compensation discussed herein addresses all compensation awarded to, earned by, or paid to our named executive officer.

There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described herein.

Refer to Amendment No. 7 on Form S-1, Executive Compensation, page 22.

Certain Relationships and Related Transactions, Page 21

Comment 10

10. We note your response to comment 19 in our letter dated March 21, 2008. Please describe the transactions that are reflected in the table on page 21. In the absence of descriptive disclosure, the table you have included is not meaningful to potential investors. We also note that the maximum balances you have included differ from the figures found at footnote 11 to your financial statements.  Likewise, you have not included disclosure more recent than December 31, 2006, although it is provided in the financial footnotes. Please revise.

Revised.

Refer to Amendment No. 7 on Form S-1, Management’s Discussion and Analysis of Operations, Twelve Months Ended December 31, 2007, page 18.

Financial Statements for the Period Ended December 31, 2007

Condensed Consolidated Statement of Operations, Page 28

Comment 11

11. We note that for the nine months ending September 30, 2007 you recognized total sales of $480,672 and cost of sales of about $366,035. However, for the year ending December 31, 2007, you only show sales and cost of sales of $128,239 and $121,293, respectively. Please explain to us the decrease in sales and cost of sales. Tell us if you have corrected an error in your reported results of operations for the twelve month period ended December 31, 2007. If so, revise to provide disclosures for the correction of an error in previously issued financial statements in accordance with SFAS 154.

We revised the disclosures for the correction of an error in the previously issued financial statements in accordance with SFAS 154.

Refer to Amendment No. 7 on Form S-1, Financials Statements for the Period Ended

December 31, 2007, page 60.

Note 2.  Inventories to Financial Statements, Page 33

Comment 12

12. We note your response to comment 29 in our letter dated March 21, 2008. Please revise the notes and expand your disclosures to fully explain the inventory reduction from 12/31/2006 to 12/31/2007.

The inventory reduction from 12/31/2007 - $345,713  to 12/31/2006  - $1,512,508, resulting in a loss of ($1,166,7695),  was due to the settlement of advances from customers, settlement of long term debts and a partial payment of shareholder loans.

Refer to Amendment No. 7 on Form S-1, Financials Statements for the Period Ended

December 31, 2007, page 57.

Note 5.  Short Term Borrowing, Page 34

Comment 13

13. In regards to the debt settlement resulting in the gain, please revise your footnote and explain the facts and circumstances surrounding the insolvency of your subsidiary, Yixiang, and briefly describe the settlement terms with the bank that allowed you to recognize the gain. For example, describe whether you were legally released from being the primary obligor under the liability, either judicially or by the creditor.

Refer to Amendment No. 7 on Form S-1, Financials Statements for the Period Ended

December 31, 2007, page 57.

1.

Exhibit 5.1

Comment 14

14. We note counsel's revised legality opinion in response to comment 33 in our letter dated

March 21, 2008. Insofar as all the shares you are registering have already been issued, we do not understand why counsel has included the "when issued" qualification within his opinion. Please advise or revise.

Revised.

Refer to Amendment No. 7 on Form S-1, Opinion of Counsel, page 83.

Undertakings, Page 75

Comment 15

15. We note your response to comment 21 in our letter dated March 21, 2008, but do not see that you have included the referenced undertakings in this section. Please revise to do so.

Refer to Amendment No. 7 on Form S-1, Undertakings, page 101.

Exhibit 99.1

Comment 16

16. Please advise us how selling shareholders holding 500,000 shares in total obtained shares in Amber Optoelectronics in 1987, given that the company was incorporated in 2007.

In Amendment No. 6, Exhibit 99.1 was obtained from our transfer agent; namely,“Old Monmouth Stock Transfer Co. Ltd.”, and it made reference to the Issue Date of 12/29/87.  Due to corporate history, the 418 shareholders of Kerrie Holding Co. exchanged their shares with Kerrie Acquisition Corp.  These shareholders of Kerrie Acquisition Corp., then exchanged their shares with Amber Optoelectronics Inc.  The shareholders of record with an Issue Date of 12/29/87, in the original Kerrie Holding Co., according to our transfer agent, are now being referred as shareholders of Amber Optolelectronics Inc., with an issue date of 12/29/87, since that was the date they originally obtained their stock, in the original company.

According to our transfer agent, these shareholders holding 500,000 shares in total are identified as shareholders in Amber Optoelectronics Inc. with an Issue Date of 12/29/87; even though, Amber Optoelectronics Inc. was incorporated in 2007.

As per the earlier Comment No 2 we deleted Exhibit 99.1 in Amendment No. 7 on Form S-1.